UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF DECEMBER 2012

COMMISSION FILE NUMBER 0-20115

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐             Form 40-F  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

NEWS RELEASE
Methanex Corporation 1800—200 Burrard St. Vancouver, BC Canada V6C 3M1 Investor Relations: 604-661-2600 Toll-Free: 1-800-661-8851 http://www.methanex.com

For immediate release

December 7, 2012

METHANEX AMENDS SHELF PROSPECTUS FOR FUTURE DEBT OFFERINGS

Methanex Corporation announced today that it has filed an amendment to its short form base shelf prospectus dated November 10, 2011 (the “Shelf Prospectus”) with the securities regulatory authority in the Province of British Columbia. The amendment to the Shelf Prospectus was also filed with the U.S. Securities and Exchange Commission (“SEC”) as part of a registration statement on Form F-10 in accordance with the Multijurisdictional Disclosure System established between Canada and the United States. The amendment increases the aggregate amount of debt securities (“Offered Debt Securities”) that may be offered under the Shelf Prospectus from US$500,000,000 to US$750,000,000. As of the date of this amendment, Methanex has distributed Offered Debt Securities under the Shelf Prospectus having an aggregate principal amount of US$250,000,000.

The securities may be offered in the United States from time to time at the discretion of Methanex over a 25-month period ending December 10, 2013. Unless otherwise specified in the prospectus supplement relating to a particular offering of securities, the net proceeds from any sale of any securities will be used for any one or more of capital expenditures, debt repayment, working capital or other general corporate purposes.

The shelf registration statement filed today with the SEC relating to these securities has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective and the final short-form shelf prospectus is filed. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Methanex is a Vancouver-based, publicly traded company and is the world’s largest supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX”; on the NASDAQ Global Market in the United States under the trading symbol “MEOH”; and on the Foreign Securities Market of the Santiago Stock Exchange in Chile under the trading symbol “Methanex”.

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Inquiries:

Jason Chesko

Director, Investor Relations

Methanex Corporation

604-661-2600

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: December 7, 2012	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary